UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of November 2005

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes  ☐    No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Attached to this report is a copy of the third quarter press release and supplemental data, dated October 26, 2005, pertaining to the financial condition and results of operations at and for the quarter ended September 30, 2005. The consolidated financial information of the registrant included in the press release and the supplemental data were prepared on the basis of accounting principles generally accepted in Venezuela, which differ in certain important respects from accounting principles generally accepted in the United States. The financial results for the quarter ended September 30, 2005 are unaudited.

This report may contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

From:	Compañía Anónima Nacional Teléfonos de Venezuela (Cantv) NYSE: VNT	For Release:	FOR IMMEDIATE RELEASE
		Contact:	Cantv Investor Relations +011 58 212 500-1831 (Main) +011 58 212 500-1828 (Fax) Email: invest@cantv.com.ve

	October 26, 2005		The Global Consulting Group César Villavicencio 646 284-9423 (US) Email: cvillavicencio@hfgcg.com

CANTV ANNOUNCES THIRD QUARTER 2005 RESULTS

Strong Mobile and Broadband growth drove an 11.0% increase in revenue. Mobile customer base exceeded the 4 million mark. Negative EBITDA and Net Income attributable to an increased provision for pension contingency

HIGHLIGHTS

•	Total revenue grew 11.0% over third quarter 2004 due to sustained strong growth in Mobile and Broadband segments.

•	Our Mobile and Broadband customer bases posted 45.8% and 80.4% increases, respectively, over third quarter 2004.

•	Third quarter mobile net additions exceeded 405 thousand driving our mobile customer base to over 4 million subscribers.

•	Continued strong ABA (ADSL) sales increased our customer base to almost 245 thousand subscribers, a 92.5% increase over third quarter 2004.

•	Sustained growth in our fixed customer base with a year over year increase of 8.7%.

•	September year to date CAPEX reflects a Bs. 219.3 billion increase over 2004. The increase is consistent with the Company’s initiatives to expand coverage and capacity as well as improve the quality of its service offerings.

•	Cantv’s provision for pension contingency was increased by Bs. 630.7 billion to Bs. 714.9 billion to reflect estimated additional pension liabilities associated with the Social Chamber’s July 26 decision. Cash payments to settle retroactive obligations and the adjustment of our pension benefit obligation based on revised plan guidelines are expected to be made once the amounts of pensions are finally determined by the Court that will be assigned to execute the judgment of the Social Chamber of the Supreme Court.

•	Third Quarter EBITDA decreased significantly to negative Bs. 300.3 billion, primarily as a result of the increase in Cantv’s provision for pension contingency to reflect estimated additional pension liabilities. Excluding the impact of the incremental provision, EBITDA and EBITDA margin would have been Bs. 330.4 billion and 25%, respectively.

Financial results are stated in accordance with Generally Accepted Accounting Principles in Venezuela. Amounts in Bolivars (the local currency) have been adjusted for inflation as of September 30, 2005. Translation of financial statements data to US$ has been performed, solely for the convenience of the reader, converting Bolivar amounts at the current official exchange rate of Bs. 2,150 per US$1.

CANTV 3Q05 Earnings Commentary – October 26, 2005	NYSE: VNT	1

INITIAL NOTES

•	On October 14, 2005, the Social Chamber of the Supreme Court of Venezuela (the Social Chamber) released a decision concerning their July 26, 2005 ruling on the lawsuit brought by Federación Nacional de Jubilados y Pensionados de Teléfonos de Venezuela (FETRAJUPTEL) (the Venezuelan National Telephone Association of Retirees and Pensioners) regarding the adjustment of pensions of retirees of Cantv. In its new decision, the Social Chamber declined to consider Cantv’s request for clarification of the Social Chamber’s July ruling on the adjustment of Cantv’s pension obligations to its retirees. The case now goes to a lower court for execution of the Social Chamber’s decision. Cantv will defend its interpretation of the decision and pursue its legal rights.

•	To reflect the estimated retroactive settlement and additional pension liabilities associated with the Social Chamber’s decision, Cantv increased its provision for pension contingency in the third quarter by Bs. 630.7 billion to Bs. 714.9 billion. The estimated liability is based on the Company’s interpretation of the decision which requires pensions to be adjusted to minimum wage after December 1999. Cash payments to settle retroactive obligations and the adjustment of our pension benefit obligation based on revised plan guidelines are expected to be made once the amounts of pensions are finally determined by the Court that will be assigned to execute the judgment of the Social Chamber of the Supreme Court.

•	Cantv’s previously issued 2005 Guidance does not include any consideration regarding the current and potential impact of the pension litigation. In addition to actual results, the Company provides EBITDA and Net Income figures excluding the impact of the increase in provision for pension contingency for the third quarter 2005 earnings release to allow for comparisons to previously reported results and our 2005 Guidance.

•	A separate section is included on page 16 to present a summary of our Initial Assessment of Adoption of International Financial Reporting Standards (IFRS) as required by the Comisión Nacional de Valores (CNV) (the Venezuelan Securities Commission), to be adopted beginning January 1, 2006. A brief description of applicable changes to Cantv under IFRS and their impact on the December 31, 2004 balance sheet used as base year for adopting the new standards, is presented in that section.

KEY FINANCIAL AND OPERATING INDICATORS

Figure 1 - Key Financial Highlights and Operating Indicators

Billions of Bs. and %

	3Q05	3Q04	Inc./ (Dec.)%
Revenue	1,303.6	1,174.4	129.2	11.0%
EBITDA	(300.3)	394.2	(694.5)	N.M.
EBITDA Margin	(23%)	34%	N.M	N.M.
Net Income (Loss)	(437.1)	158.0	(595.1)	N.M.
EPADS (Bs.)	(3,943)	1,426	(5,369)	N.M.

	Sep’ 05YTD	Sep’ 04YTD	Inc./ (Dec.)%
Revenue	3,741.7	3,320.4	421.3	12.7%
EBITDA	397.8	1,176.5	(778.7)	(66.2%)
EBITDA Margin	11%	35%	(2400 bps )	N.M.
Net Income	(145.3)	371.3	(516.6)	N.M.
EPADS (Bs.)	(1,311)	3,349	(4,660)	N.M.
CAPEX	595.2	375.9	219.3	58.3%
Free Cash Flow	440.6	816.9	(376.3)	(46.1%)
Debt payments	247.7	259.5	(11.8)	(4.5%)

	3Q05	3Q04	Inc./ (Dec.)%
Subscribers (thousands)
Fixed	3,043	2,798	245	8.7%
Residential	2,340	2,125	215	10.1%
Non-residential	603	580	23	4.0%
Public Telephones	100	93	7	8.1%
Mobile	4,004	2,747	1,257	45.8%
Postpaid	238	215	23	10.8%
Prepaid	3,766	2,532	1,234	48.8%
Broadband	262	145	117	80.4%
ABA (ADSL) lines	245	127	118	92.5%
Private Circuits	17	18	(1)	(5.3%)
Traffic (millions of minutes)
Fixed Local	3,568	3,640	(72)	(2.0%)
Fixed DLD and ILD	614	660	(46)	(7.0%)
Mobile	949	674	275	40.8%

N.M.= Not meaningful

Note: further details are disclosed in additional tables posted in Cantv’s Investor Relations web page

CANTV 3Q05 Earnings Commentary – October 26, 2005	NYSE: VNT	2

REVENUE ANALYSIS

Strong mobile and broadband revenue continued to drive top line growth

Operating revenue totaled Bs. 1,303.6 billion during third quarter 2005, a Bs. 129.2 billion (11.0%) increase over third quarter 2004.

Third quarter 11.0% year-over-year revenue growth was driven by 34.9% and 36.5% increases in mobile and broadband revenue, respectively, partially offset by a 7.2% decrease in fixed telephony revenue. As a percentage of total revenue, third quarter mobile revenue increased from 31.4% in third quarter 2004 to 38.1% in third quarter 2005 (See Figure 2).

Figure 2 - Revenue

Customer base growth in our three business segments contributed to our overall 11.0% revenue growth. The fixed telephony revenue decline resulted mainly from a decrease in real tariffs. Mobile revenue growth was driven by a larger customer base and increased handset sales. Broadband revenue increase resulted from a larger customer base.

Fixed

Access Lines:

Ninth quarter of continued growth in access lines

Total lines in service increased 8.7% on a year-over-year basis and passed the 3 million line threshold. Nearly 72 thousand net additions were generated during third quarter 2005 marking our ninth consecutive quarter of subscriber growth (see Figure 3).

Figure 3 - Lines in Service

These net additions were 36.0% higher than those generated during the same period in 2004. The third quarter growth was driven by a 57,807 residential lines increase, 11,715 non-residential lines increase and 2,238 new public telephony lines. Our prepaid product continues to drive our fixed line growth with third quarter net additions of 66,635 lines.

Internet Subscribers – Dial-up and Broadband:

Internet subscribers grew 43.2% on a year-over-year basis from 325 thousand to 465 thousand, of which broadband (ADSL) subscribers increased as a percentage of total Internet subscribers from 39.1% at the end of September 2004 to 52.6% at the end of third quarter 2005.

Local Service Revenue:

Local service revenue decreased by 9.9% as residential tariffs continue frozen

Third quarter 2005 local service revenue of Bs. 235.3 billion was Bs. 25.9 billion lower (9.9%) than the same period in 2004.

The decline in revenue primarily reflects the absence of a tariff increase and the resulting decrease in real residential tariffs, partially offset by Company’s actions towards continuing line growth and

CANTV 3Q05 Earnings Commentary – October 26, 2005	NYSE: VNT	3

implementing programs to stimulate usage. Failure by CONATEL to approve residential tariffs increases since 2003, has resulted in 11.9% and 12.0% third quarter 2005 year-over-year real reductions in the weighted average usage and monthly recurring charge tariffs.

Figure 4 - Local Service Revenue

	(in millions of Bs.)
	3Q05	3Q04	Inc./(Dec.)%
Monthly recurring charge	128,409	142,378	(13,969)	(9.8%)
Installation & Equipment	10,510	6,166	4,344	70.5%
Usage	96,331	112,630	(16,299)	(14.5%)

Total	235,250	261,174	(25,924)	(9.9%)

The monthly recurring charges component of local service revenue dropped 9.8% during third quarter 2005 compared to third quarter 2004 (see Figure 4). This decline was driven by 11.8% and 13.6% weighted average rate reductions in residential and non-residential postpaid tariffs. These declines were partially offset by a 3.2% increase in non-residential postpaid lines. Almost all prepaid lines, which represent 25.6% of fixed lines as of September 2005, do not generate monthly recurring charges.

Figure 5 - Local Unbundled Minutes

	(in millions)
	3Q05	3Q04	Inc./(Dec.)%
Residential	1,526	1,573	(47)	(3.0%)
Non-residential	836	819	17	2.1%
Public telephony	167	194	(27)	(13.9%)

Total	2,529	2,586	(57)	(2.2%)

The 70.5% increase in installation and equipment revenue compared to third quarter 2004 was primarily attributable to a 118.4% increase in equipment sales mainly related to the fixed wireless product in the residential segment fueled by stronger advertising and promotions.

Local usage revenue decreased 14.5% due to a 11.9% real decrease in the weighted average tariff combined with a slight decrease of 2.2% in unbundled (billed) minutes. As shown in Figure 5, the 2.1% increase in non-residential traffic was offset by reductions of 3.0% and 13.9% in residential and public telephony traffic, respectively. The 2.1% increase in non-residential unbundled minutes is attributable to the 4.0% increase in new lines.

The reduction of 13.9% in public telephony traffic was driven by a 36.7% decrease in traffic generated by traditional payphones partially offset by a 23.1% increase in traffic generated through Telecommunication Centers.

In addition, a new lower denomination (Bs. 2,000) prepaid card was introduced during third quarter 2005 to enhance the Company’s offer to the lower segment and improve our competitiveness against informal telecommunications vendors.

Domestic Long Distance Revenue:

DLD revenue decreased 12.4%. Higher unbundled traffic partially offset revenue reduction

Domestic Long Distance (DLD) revenue decreased Bs. 10.6 billion (12.4%) compared to third quarter 2004 (see Figure 6).

Compared to the same period in 2004, third quarter 2005 residential unbundled DLD revenue decreased 3.9% to Bs. 19.0 billion. The Bs. 0.8 billion decrease in residential domestic long distance revenue was driven by a 14.2% decrease in weighted average real rates, partially offset by a 12.5% increase in unbundled traffic.

Non-residential domestic long distance revenue decreased Bs. 4.3 billion to Bs. 32.4 billion. This 11.8% decline is attributable to a 13.3% average tariff decrease combined with a 1.8% decline in traffic (see Figure 6).

Compared to third quarter 2004, Public telephony domestic long distance revenue declined by Bs. 5.2 billion to Bs. 8.3 billion. This 38.4% decline was attributable to an 11.6% real term reduction in

CANTV 3Q05 Earnings Commentary – October 26, 2005	NYSE: VNT	4

tariffs, a 4.3% reduction in traffic, and Bs. 2.3 billion in higher commissions paid to Telecommunications Centers franchisees which are reflected as a revenue reduction.

Figure 6 - DLD Revenue

	Revenue (in millions of Bs.)				Minutes (in millions)
	3Q05	3Q04	Inc./(Dec.)%		3Q05	3Q04	Inc./(Dec.)%
Residential	19,038	19,817	(779)	(3.9%)	135	120	15	12.5%
Non-residential	32,386	36,707	(4,321)	(11.8%)	166	169	(3)	(1.8%)
Public telephony	8,343	13,535	(5,192)	(38.4%)	66	69	(3)	(4.3%)

Total Unbundled	59,767	70,059	(10,292)	(14.7%)	367	358	9	2.5%

Nights and Weekends	14,713	14,975	(262)	(1.7%)	180	239	(59)	(24.7%)

Total	74,480	85,034	(10,554)	(12.4%)	547	597	(50)	(8.4%)

The revenue decline in our bundled DLD plans “Noches y Fines de Semana Libres” was due to a 24.7% drop in traffic driven by a 22.1% decline in subscribers, partially offset by higher weighted average real tariffs and the introduction of “Plan Nacional 3000”. This new DLD plan offering 3000 bundled seconds has retained most of the customers transitioned from our traditional DLD offerings, and represents 47.5% of total DLD customers as of third quarter 2005.

International Long Distance Revenue and Net Settlements:

ILD revenue increased 6.0% driven by 3.5 billion increase in net settlements revenue

Third quarter 2005 International Long Distance (ILD) revenue of Bs. 32.8 billion (2.5% of total revenue) reflected a 6.0% increase over third quarter 2004 results, mainly due to a Bs. 3.5 billion increase in net settlements revenue partially offset by Bs. 1.6 billion (5.1%) decrease in outgoing revenue. This decrease reflected a 15.4% reduction in weighted average tariffs partially offset by a 6.3% increase in traffic (see Figure 7). The ILD tariffs’ drop is primarily attributable to competitive pressures.

Figure 7 - ILD Minutes

	(in millions)
	3Q05	3Q04	Inc./(Dec.)%
Incoming minutes	116	61	55	90.2%
Outgoing minutes	67	63	4	6.3%

Net Settlements	49	(2)	51	N.M.
Incoming/Outgoing ratio	1.73	0.97	0.76	78.8%
Outgoing minutes charged to customers	70	61	9	14.8%

The Bs. 3.5 billion net settlement revenue increase on a year-over-year basis continues to reflect an improved incoming/outgoing traffic ratio achieved by the Company through negotiations with key operators involving higher commitments for inbound traffic combined with improved quality of service. As a result, on a year over year basis, incoming revenue increased 90.6% while outgoing traffic costs increased 7.1%.

Interconnection Revenue (Outgoing Fixed to Mobile and Incoming):

IXC revenue decrease driven mainly by 38.5% YoY lower incoming revenue

The third quarter 2005 1.6% year-over-year decline in interconnection revenues is attributable to a 38.5% decrease in incoming revenues partially offset by a 4.9% increase in total outgoing revenue. Incoming revenue decreased due to a 33.6% reduction in real rates partially offset by a 0.7% growth in traffic (see Figure 8). The reduction in real rates reflects the effect of inflation in nominal rates that have remained constant and the impact on long distance incoming revenue after other operators completed the installation of additional interconnection points.

CANTV 3Q05 Earnings Commentary – October 26, 2005	NYSE: VNT	5

Figure 8 - Interconnection Revenue

	Revenue (in millions of Bs.)				Minutes (in millions)
	3Q05	3Q04	Inc./(Dec.)%		3Q05	3Q04	Inc./(Dec.)%
Local F-M Outgoing	132,274	126,747	5,527	4.4%	397	330	67	20.3%
DLD F-M Outgoing	62,185	58,672	3,513	6.0%	197	155	42	27.1%

Total Outgoing	194,459	185,419	9,040	4.9%	594	485	109	22.5%
Incoming	19,917	32,374	(12,457)	(38.5%)	462	459	3	0.7%

The 4.4% and 6.0% increases in Local and DLD fixed to mobile (F-M) outgoing revenue were driven by 20.3% and 27.1% traffic increases, respectively, over the same period last year. Traffic increases were partially offset by respective real rate reductions of 12.4% and 13.7% for those revenue lines. Higher outgoing traffic resulted from a larger mobile market combined with a new fixed to mobile tariff designed to stimulate usage, with a special emphasis on public telephony.

Mobile

Mobile revenue increased by 34.9% in 3Q05

Third quarter Mobile revenue increased 34.9% on a year-over-year basis to Bs. 497.3 billion, increasing its share of our total revenues from 31.4% to 38.1%. Our mobile business continues to be the main driver of the Company’s revenue growth.

The growth in mobile revenue resulted from a 40.5% gain in traffic driven by the 45.8% increase in our customer base as well as the 139.1% increase in equipment sales.

Subscribers:

Net adds of more than 405 thousand drove the mobile subscriber base to over 4 million

By the end of third quarter 2005, the mobile customer base exceeded the 4 million subscriber mark, a 45.8% increase on a year-over-year basis. Postpaid and prepaid subscribers increases of 10.8% and 48.8%, respectively, accounted for the total increase.

This marks the second quarter of net additions in excess of 400 thousand subscribers. The addition of 405 thousand net subscribers drove a 11.3% sequential increase over second quarter 2005 customer base.

Vacation and back to school promotions combined with lower priced handsets drove the third quarter growth.

Figure 9 - Mobile subscribers

Usage and ARPUs:

Total usage grew 40.5% compared with 3Q04

A total of 1,082 million minutes of use (outgoing and incoming) were generated during the third quarter 2005, a 40.5% increase compared to third quarter 2004 (see Figure 10).

The Company’s bundled offers continue to channel most of the outgoing traffic growth. The 40.8% increase in third quarter 2005 outgoing minutes resulted from a 97.4% increase in bundled traffic combined with a 8.8% growth in unbundled minutes. Compared to third quarter 2004 volumes, our prepaid bundled plans, first introduced in April 2004, drove 178 million additional minutes in third quarter 2005. An additional 58 million minutes were generated by postpaid bundles.

Figure 10 - Mobile Minutes

	(in millions)
	3Q05	3Q04	Inc./(Dec.)%
Outgoing	949	674	275	40.8%
Incoming	133	96	37	38.5%

Total	1,082	770	312	40.5%
Incoming from related parties	240	173	67	38.7%

CANTV 3Q05 Earnings Commentary – October 26, 2005	NYSE: VNT	6

During third quarter 2005, blended ARPU declined 9.4% to Bs. 45,144 driven by new customer additions mainly through the prepaid bundled plans (“Pegate durisimo” and “Rumbear”) targeted to segments of lower income (see Figure 11).

Figure 11 - Mobile ARPU

	(in Bs.)
	3Q05	3Q04	Inc./ (Dec.)%
Prepaid	36,558	39,194	(2,636)	(6.7%)
Postpaid	176,033	176,298	(265)	(0.2%)
Blended	45,144	49,853	(4,709)	(9.4%)

SMS revenue increased 48.2%

During third quarter 2005, SMS revenue totaled Bs. 93.6 billion, a 48.2% increase over third quarter 2004. Approximately 1,831 million messages, a 81.8% increase over the same 2004 period, were sent by our customers during the quarter. SMS represented 14.7% of the Company’s total third quarter mobile revenue.

Equipment sales with lower subsidy represented 28.5% of revenue

Handset sales during third quarter 2005 increased 139.1% on a year-over-year basis, representing 22.5% of mobile revenue. Movilnet sold over 767 thousand handsets for Bs. 111.7 billion during third quarter 2005. Improved purchasing power of segments of lower income and the Company’s efforts to source lower cost handsets have allowed lower subsidy levels during the third quarter 2005 when compared sequentially and to the same period last year.

Broadband

Broadband revenue increased 36.5% driven by ADSL (ABA) subscriber growth

Broadband revenue increased Bs. 49.0 billion (36.5%) on a year-over-year basis to Bs. 183.2 billion, increasing its share of Company’s total revenue from 11.4% to 14.1%. The increase was due to a Bs. 34.6 billion (89.5%) increase in ADSL (ABA) revenue combined with a Bs. 14.4 billion (15.1%) increase in private circuits revenue. (see Figure 12)

Figure 12 - Broadband

	Revenue (in millions of Bs.)				Subscribers (thousands)
	3Q05	3Q04	Inc./ (Dec.)%		3Q05	3Q04	Inc./ (Dec.)%
Private circuits	110,003	95,599	14,404	15.1%	16,951	17,901	(950)	(5.3%)
ADSL (ABA)	73,207	38,625	34,582	89.5%	244,620	127,105	117,515	92.5%

ADSL (ABA) lines experienced strong increases over the last six quarters, with 92.5% year-over-year growth measured at the end of the third quarter. As of September 2005, our ADSL (ABA) customer base totaled almost 245 thousand lines. Our continued investment and commercial efforts to improve and promote our Broadband offerings have fuelled the strong ADSL (ABA) sales momentum.

EXPENSE AND MARGIN ANALYSIS

Total Operating Expenses

Total operating expenses increase of 88.2% driven by increased provision for pension contingency

Third quarter 2005 total operating expenses increased Bs. 897.2 billion or 88.2%, to Bs. 1,914.0 billion compared to third quarter 2004. The increase is comprised of a Bs. 823.7 billion, or 105.6% increase in operating expenses excluding depreciation and amortization, and a Bs. 73.5 billion, or 31.1%, increase in depreciation and amortization expenses.

The increase in operating expenses excluding depreciation and amortization resulted mainly from the incremental provision for pension contingency of Bs. 630.7 billion recorded to reflect the Social Chamber of the Supreme Court’s July 26, 2005 decision. The total reserve for the estimated adjustment of retirees’ benefits now totals Bs. 714.9 billion.

CANTV 3Q05 Earnings Commentary – October 26, 2005	NYSE: VNT	7

Operations, maintenance, repairs and administrative expenses increased by Bs. 171.6 billion or 30.2% primarily as a result of the growth in cellular handset and fixed wireless terminal equipment cost of sales of Bs. 129.8 billion or 157.3% driven by a 312.5% increase in cellular handset sales at various levels of subsidies. Three other cost elements contributed to this increase: (i) a Bs. 26.8 billion write-off of software expenditures related to the integration and transformation of information systems as a result of resizing and redefining the process of the current project related to customer relationship management; (ii) higher labor and related benefits expense of Bs. 25.8 billion mainly as a result of the change in the accounting treatment for post retirement benefit obligations explained in the second quarter of 2005; and (iii) Bs. 12.9 billion increase in contractor expenses supporting customer service.

Interconnection cost increased by Bs. 29.0 billion or 24.7% due to an 18.0% increase in traffic volumes over the third quarter of 2004.

Concession and other taxes increased 12.1% as a result of the higher revenue base.

Provision for uncollectible decreased by Bs. 16.0 billion or 65.0% due to improvements in the collection process and the significant increase of our prepaid customer base.

The increase in depreciation and amortization expense resulted from our increased 2004 and 2005 capital investments that are focused on the expansion of network coverage and capacity as well as the improvement of our service offerings.

EBITDA and EBITDA Margin

Negative EBITDA of Bs. 300.3 billion

The incremental provision for pension contingency associated with the Social Chamber of the Supreme Court’s July 26, 2005 decision was the primary driver of the negative EBITDA of Bs. 300.3 billion. As a percentage of revenue, EBITDA margin was a negative 23% compared to a positive 34% for the third quarter of 2004.

Excluding the impact of the increased provision for pension contingency, EBITDA and EBITDA margin would be Bs. 330.4 billion and 25%, respectively. This result would have represented a reduction of 16.2% in EBITDA as a result of the absence of tariff increase approvals, higher cost of sales and customer services contractor expenses associated with our growth initiatives, combined with the increase in labor and benefit expenses. Without the increased provision for pension contingency, cumulative EBITDA for the nine months ended September 30, 2005 would be Bs. 1,043.6 billion, 11.3% lower than same period last year.

Figure 13 - EBITDA

For a reconciliation of EBITDA to GAAP financial measures please refer to the section on Reconciliation of Non-GAAP financial measures on page 15.

Other Income (Expense), net and Taxes

Other Income from higher interest income and gain from net monetary result

Other income, net of Bs. 23.7 billion was recorded during third quarter 2005 compared to other expense, net of Bs. 18.0 billion during third quarter 2004. Interest income increased by Bs. 4.1 billion or 27.2% due to higher short-term investments. Third quarter interest expense increased by

CANTV 3Q05 Earnings Commentary – October 26, 2005	NYSE: VNT	8

Bs. 3.7 billion or 82.0% due to higher average interest rates related to commercial paper and bolivar denominated debt. An exchange loss of Bs. 2.7 billion was recorded in third quarter of 2005 compared to an exchange gain of Bs. 0.8 billion during the same period in 2004. This variance was largely attributable to the reversal of a Bs. 3.1 billion exchange gain recorded in third quarter 2005 due a change in the denomination of certain accounts from US dollars to bolivars.

A Bs. 8.3 billion gain from net monetary position was recorded in third quarter 2005 compared to the Bs. 12.4 billion loss recorded during third quarter 2004. The swing was attributable to a higher average net monetary liability position driven mostly by the change to monetary items of pension and postretirement benefits liabilities. Other income of Bs. 7.2 billion was recorded in third quarter 2005 compared to other expense of Bs. 17.0 billion in third quarter 2004.

The total income tax benefit recorded in third quarter 2005 increased by Bs. 131.2 billion to Bs. 149.2 billion compared to the same period a year ago. The current tax provision increased by Bs. 11.4 billion mainly due to the December 31, 2004 expiration of investment income tax credits partially offset by Bs. 33.9 billion of reduction from the additional provision for pension contingency. The deferred tax benefit increased by Bs. 142.6 billion or 449.0% to Bs. 174.3 billion in the third quarter of 2005 compared to Bs. 31.7 billion in the same period of 2004. This increase is mainly attributable to the Bs. 164.3 billion tax benefit on the incremental provision for pension contingency.

Net Income (Loss)

Net loss of Bs. 437.1 billion compared to net income of Bs. 158.0 billion in 3Q04

Third quarter net loss totaled Bs. 437.1 billion compared to a net income of Bs. 158.0 billion in third quarter of 2004. This was largely the result of the provision for pension contingency and increased depreciation and amortization, partially offset by higher revenue and other income, all net of income taxes.

Excluding the impact of the additional provision for pension contingency and the related net impacts in the income tax benefit of Bs. 198.2 billion, net loss would have been Bs. 4.6 billion vs. the Bs. 158.0 billion income for third quarter 2004 resulting from the lower EBITDA of Bs. 63.8 billion, depreciation and amortization of Bs. 73.5 billion and income taxes of Bs. 67.0 billion, partially offset by higher revenue and other income.

CASH FLOW ANALYSIS

Increase in CAPEX reduced free cash flow for the period

Free cash flow (FCF) for the nine-month period ended September 30, 2005 totaled Bs. 440.6 billion, 46.1% lower than the Bs. 816.9 billion reported in the same period of 2004. The Bs. 376.3 billion year-over-year reduction in FCF was driven by a Bs. 176.1 billion decrease in cash earnings (net income or loss adjusted for non cash items), and a Bs. 219.3 billion increase in capital expenditures, partially offset by a Bs. 19.1 billion increase in the net balance of current and non-current assets and liabilities. (See Reconciliation of Non-GAAP financial measures on page 15).

September 2005 year to date net cash used in financing activities totaled Bs. 603.8 billion and primarily reflected the payment of Bs. 436.4 billion in dividends and the repayment of Bs. 247.7 billion in debt.

The Company’s net cash position totaled Bs. 732.2 billion as of September 30, 2005, compared to Bs. 815.1 billion as of December 31, 2004. (See also Reconciliation of Non-GAAP financial measures).

Capital Expenditures

CAPEX continues to focus on CDMA-1X, ADSL and information systems

Capital expenditures for the nine-month period ended September 30, 2005 totaled Bs. 595.2 billion, a Bs. 219.3 billion (58.3%) increase over the same period of 2004. 2005 Capital expenditures continue to focus on: i) the expansion of our CDMA-1X network footprint to support projected demand in mobile and fixed wireless services; ii) the deployment of backbone and data networks to sustain the growth in our ABA (ADSL) and other data product lines; and iii) the integration and transformation of the Company’s information systems. In addition, the Company is deploying Evolution Data Optimized (EVDO) technology for wireless broadband services and has

CANTV 3Q05 Earnings Commentary – October 26, 2005	NYSE: VNT	9

initiated the substitution of analog switches with multi-service access nodes to support service enhancements and increase operating efficiency.

Total Debt

During the nine-month period ended 2005, Cantv’s debt payments totaled Bs. 247.7 billion. 2005 payments included a Bs. 86.3 billion (US$39.4 million) payment on International Finance Corporation (IFC) loans, a Bs. 21.2 billion (¥1,081.9 million) payment to Japan’s Eximbank and the repayment of Bs. 140.2 billion of commercial paper and local bank loans. During the same period 2004, payments of Bs. 259.5 billion included a Bs. 200.1 billion (US$100 million) payment for Yankee Bonds, Bs. 30.4 billion (US$7.2 million) for the IFC loans, a Bs. 21.2 billion (¥1,081.9 million) payment to the Japans’ Eximbank and the repayment of Bs. 7.8 billion for local loans.

As of September 30, 2005, total debt amounted to Bs. 107.2 billion, a Bs. 139.7 billion decrease compared to debt balances as of September 30, 2004. During 2005, the Company has issued commercial paper totaling Bs. 74.5 billion as of September 30, 2005 of which Bs. 11.2 billion remain outstanding.

As a percentage of Equity, total debt was 2.5% as of September 30, 2005 compared to 5.0% as of September 30, 2004.

OTHER DEVELOPMENTS

Exchange Control

The exchange control regime that was established by the Government on January 21, 2003, remains in effect. At its outset, the exchange rate was fixed at Bs. 1,600 per US$1. It was next adjusted on February 6, 2004 to Bs. 1,920 per US$1. On March 2, 2005, the official exchange rate was again adjusted to the current rate of Bs. 2,150 per US$1.

The Company has received approvals from the Comisión de Administración de Divisas (CADIVI) (the Government’s Commission for Administration of Foreign Exchange) to acquire US$921.9 million since the implementation of the exchange controls, for payments of foreign goods and services (US$718.9 million) and interest and debt payments (US$203.0 million). During the third quarter of 2005, the Company received approvals from CADIVI to acquire US$273.4 million for payments of foreign goods and services and US$40.6 million for interest and debt payments.

As of September 30, 2005, CADIVI had approved US$505.6 million since the implementation of the exchange controls for the conversion of Bolivars to US dollars for repatriation of dividends.

CANTV 3Q05 Earnings Commentary – October 26, 2005	NYSE: VNT	10

FINANCIAL STATEMENTS DATA

Income statement data

For the quarters ended September 30, 2005 and 2004

(Adjusted for inflation and expressed in millions of constant bolivars as of September 30, 2005, and millions of US dollars, except per share amounts)

	Bs. 2005	% of total operating revenues	Bs. 2004	% of total operating revenues	US$ 2005	US$ 2004	% Increase (Decrease)
			(Restated)			(Restated)
Operating Revenue
Fixed revenue
Local services	235,250	18.0%	261,174	22.2%	109	121	(9.9%)
Domestic long distance usage	74,480	5.7%	85,034	7.2%	35	40	(12.4%)
International long distance	30,178	2.3%	31,804	2.7%	14	15	(5.1%)
Net settlements	2,630	0.2%	(848)	(0.1%)	1	—	(410.1%)

Total international long distance	32,808	2.5%	30,956	2.6%	15	15	6.0%
Fixed to mobile - Outgoing	194,459	14.9%	185,419	15.8%	90	86	4.9%
Interconnection incoming	19,917	1.5%	32,374	2.8%	10	15	(38.5%)

Total interconnection	214,376	16.4%	217,793	18.5%	100	101	(1.6%)
Other wireline-related services	51,451	3.9%	61,591	5.2%	25	29	(16.5%)
Internet dial-up	15,966	1.2%	13,695	1.2%	7	6	16.6%
Other telecommunications-related services	(1,229)	(0.1%)	1,385	0.1%	(1)	1	N.M.

Total Internet dial-up and other	66,188	5.1%	76,671	6.5%	31	36	(13.7%)

Total fixed revenue	623,102	47.8%	671,628	57.2%	290	313	(7.2%)
Mobile revenue	497,318	38.1%	368,549	31.4%	231	171	34.9%
Broadband revenue
Private circuits	110,003	8.4%	95,599	8.1%	51	44	15.1%
ADSL (ABA)	73,207	5.6%	38,625	3.3%	34	18	89.5%

Total broadband revenue	183,210	14.1%	134,224	11.4%	85	62	36.5%

Total operating revenue	1,303,630	100.0%	1,174,401	100.0%	606	546	11.0%

Operating Expenses
Provision for uncollectibles	8,614	0.7%	24,603	2.1%	4	11	(65.0%)
Operations, maintenance, repairs and administrative	740,066	56.8%	568,491	48.4%	345	265	30.2%
Provision for pension contingency	630,710	48.4%	—	0.0%	293	—	100.0%
Interconnection cost	146,738	11.3%	117,720	10.0%	68	55	24.7%
Concession and other taxes	77,767	6.0%	69,391	5.9%	36	32	12.1%

	1,603,895	123.0%	780,205	66.4%	746	363	105.6%
EBITDA	(300,265)	(23.0%)	394,196	33.6%	(140)	183	N.M.

EBITDA Margin	(23%)		34%		(23%)	34%	N.M.
Depreciation and amortization	310,103	23.8%	236,593	20.1%	144	110	31.1%

Total operating expenses	1,913,998	146.8%	1,016,798	86.6%	890	473	88.2%

Operating (Loss) Income	(610,368)	(46.8%)	157,603	13.4%	(284)	73	N.M.

Other Income (Expense), net
Interest income	19,205	1.5%	15,095	1.3%	9	7	27.2%
Interest expense	(8,307)	(0.6%)	(4,564)	(0.4%)	(4)	(2)	82.0%
Exchange (loss) gain, net	(2,716)	(0.2%)	768	0.1%	(1)	—	N.M.
Gain (loss) from net monetary position	8,349	0.6%	(12,396)	(1.1%)	4	(6)	N.M.

Net financing benefit (cost)	16,531	1.3%	(1,097)	(0.1%)	8	(1)	N.M.
Other	7,157	0.5%	(16,951)	(1.4%)	3	(7)	N.M.

	23,688	1.8%	(18,048)	(1.5%)	11	(8)	N.M.

(Loss) Income before Income Taxes	(586,680)	(45.0%)	139,555	11.9%	(273)	65	N.M
Income Tax
Current	25,104	1.9%	13,728	1.2%	12	6	82.9%
Deferred (benefit)	(174,294)	(13.4%)	(31,745)	(2.7%)	(82)	(15)	449.0%

Total income tax (benefit)	(149,190)	(11.4%)	(18,017)	(1.5%)	(70)	(9)	N.M.
Minority Interest	(376)	(0.0%)	(475)	(0.0%)	—	—	(20.8%)

Net (Loss) Income	(437,114)	(33.5%)	158,047	13.5%	(203)	74	N.M.

(Loss) Earnings per Share	(563)	0.0%	204	0.0%	(0.26)	0.10	N.M.

(Loss) Earnings per ADS (based on 7 shares per ADS)	(3,943)	0.0%	1,426	0.0%	(1.83)	0.66	N.M.

Average Shares Outstanding (in millions)	776		776		776	776

CANTV 3Q05 Earnings Commentary – October 26, 2005	NYSE: VNT	11

Income statement data

For the nine-month period ended September 30, 2005 and 2004

(Adjusted for inflation and expressed in millions of constant bolivars as of September 30, 2005, and millions of US dollars, except per share amounts)

	Bs. 2005	% of total operating revenues	Bs. 2004	% of total operating revenues	US$ 2005	US$ 2004	% Increase (Decrease)
			(Restated)			(Restated)
Operating Revenue
Fixed revenue
Local services	716,507	19.1%	808,299	24.3%	334	376	(11.4%)
Domestic long distance usage	232,774	6.2%	249,555	7.5%	108	116	(6.7%)
International long distance	88,587	2.4%	94,134	2.8%	41	44	(5.9%)
Net settlements	177	0.0%	(3,863)	(0.1%)	—	(2)	N.M.

Total international long distance	88,764	2.4%	90,271	2.7%	41	42	(1.7%)
Fixed to mobile - Outgoing	580,684	15.5%	535,697	16.1%	270	249	8.4%
Interconnection incoming	74,490	2.0%	78,455	2.4%	35	36	(5.1%)

Total interconnection	655,174	17.5%	614,152	18.5%	305	285	6.7%
Other wireline-related services	132,932	3.6%	128,876	3.9%	62	60	3.1%
Internet dial-up	47,190	1.3%	44,903	1.4%	22	21	5.1%
Other telecommunications-related services	20,311	0.5%	23,036	0.7%	9	11	(11.8%)

Total Internet dial-up and other	200,433	5.4%	196,815	5.9%	93	92	1.8%

Total fixed revenue	1,893,652	50.6%	1,959,092	59.0%	881	911	(3.3%)
Mobile revenue	1,365,768	36.5%	992,717	29.9%	635	462	37.6%
Broadband revenue
Private circuits	282,167	7.5%	269,292	8.1%	131	125	4.8%
ADSL (ABA)	200,141	5.3%	99,312	3.0%	93	46	101.5%

Total broadband revenue	482,308	12.9%	368,604	11.1%	224	171	30.8%

Total operating revenue	3,741,728	100.0%	3,320,413	100.0%	1,740	1,544	12.7%

Operating Expenses
Provision for uncollectibles	51,129	1.4%	72,802	2.2%	24	34	(29.8%)
Operations, maintenance, repairs and administrative	2,026,514	54.2%	1,540,588	46.4%	942	717	31.5%
Provision for pension contingency	645,777	17.3%	—	0.0%	300	—	100.0%
Interconnection cost	404,002	10.8%	330,013	9.9%	188	153	22.4%
Concession and other taxes	216,514	5.8%	200,498	6.0%	101	93	8.0%

	3,343,936	89.4%	2,143,901	64.6%	1,555	997	56.0%
EBITDA	397,792	10.6%	1,176,512	35.4%	185	547	(66.2%)

EBITDA Margin	11%		35%		11%	35%	(2,400 bps )
Depreciation and amortization	834,293	22.3%	824,581	24.8%	388	383	1.2%

Total operating expenses	4,178,229	111.7%	2,968,482	89.4%	1,943	1,380	40.8%

Operating (Loss) Income	(436,501)	(11.7%)	351,931	10.6%	(203)	164	N.M.

Other Income (Expense), net
Interest income	64,217	1.7%	45,195	1.4%	30	21	42.1%
Interest expense	(22,149)	(0.6%)	(16,529)	(0.5%)	(10)	(8)	34.0%
Exchange gain, net	29,643	0.8%	387	0.0%	14	—	7,559.7%
Gain (loss) from net monetary position	50,443	1.3%	(47,190)	(1.4%)	23	(22)	N.M.

Net financing benefit (cost)	122,154	3.3%	(18,137)	(0.5%)	57	(9)	N.M.
Other	88,553	2.4%	(9,834)	(0.3%)	41	(4)	N.M.

	210,707	5.6%	(27,971)	(0.8%)	98	(13)	N.M.

(Loss) Income before Income Taxes	(225,794)	(6.0%)	323,960	9.8%	(105)	151	N.M.
Income Tax
Current	95,513	2.6%	50,540	1.5%	45	23	89.0%
Deferred (benefit)	(176,067)	(4.7%)	(98,968)	(3.0%)	(82)	(46)	77.9%

Total income tax (benefit)	(80,554)	(2.2%)	(48,428)	(1.5%)	(37)	(23)	N.M.
Minority Interest	101	0.0%	1,095	0.0%	—	1	(90.8%)

Net (Loss) Income	(145,341)	(3.9%)	371,293	11.2%	(68)	173	N.M.

(Loss) Earnings per Share	(187)	0.0%	478	0.0%	(0.09)	0.22	N.M.

Earnings (Loss) per ADS (based on 7 shares per ADS)	(1,311)	0.0%	3,349	0.0%	(0.61)	1.56	N.M.

Average Shares Outstanding (in millions)	776		776		776	776

CANTV 3Q05 Earnings Commentary – October 26, 2005	NYSE: VNT	12

Balance sheet data

As of September 30, 2005 and December 31, 2004

(Adjusted for inflation and expressed in millions of constant bolivars as of September 30, 2005, and millions of US dollars)

	September 30, 2005	December 31, 2004	US$ 2004	US$ 2005
		(Restated)		(Restated)
Assets
Current Assets:
Cash and temporary investments	839,453	1,107,929	390	515
Accounts receivable, net of provision for uncollectibles of Bs. 107,770 and Bs. 108,091, respectively	604,719	522,867	281	243
Accounts receivable from Venezuelan Government entities	183,374	203,072	85	94
Inventories and supplies, net	344,531	292,452	160	136
Deferred tax asset	152,404	145,961	71	68
Other current assets	66,009	52,573	32	25

Total current assets	2,190,490	2,324,854	1,019	1,081
Property, plant and equipment, net of accumulated depreciation of Bs. 18,426,640 and Bs. 18,049,565, respectively	4,270,448	4,545,173	1,986	2,114
Cellular concession, net	201,474	207,141	94	96
Accounts receivable from Venezuelan Government entities	84,475	43,075	39	20
Deferred tax asset	337,543	215,831	157	100
Other assets	422,303	413,809	197	194

Total assets	7,506,733	7,749,883	3,492	3,605

Liabilities and Stockholders' Equity
Current Liabilities:
Short-term debt	41,538	189,234	19	88
Accounts payable	825,370	826,892	384	385
Accrued employee benefits	177,158	85,939	82	40
Short-term pension and other post-retirement benefits obligations	114,272	99,170	53	46
Dividends payable	—	26,296	—	12
Concession tax	64,817	71,829	30	33
Subscriber rights	79,563	83,447	37	39
Deferred revenue	146,109	163,755	68	76
Income, value added and other taxes	44,876	83,830	21	39
Other current liabilities	109,948	96,735	52	45

Total current liabilities	1,603,651	1,727,127	746	803
Long-Term Liabilities:
Long-term debt	65,689	103,581	31	48
Deferred tax liability	69,904	89,580	33	42
Provision for legal and tax contingencies	120,981	86,712	56	40
Provision for pension contingency	714,900	80,241	333	37
Pension and other post-retirement benefits obligations	699,844	783,134	325	366

Total liabilities	3,274,969	2,870,375	1,524	1,336
Minority Interests	3,854	4,984	2	2
Stockholders' Equity	4,227,910	4,874,524	1,966	2,267

Total liabilities and stockholders' equity	7,506,733	7,749,883	3,492	3,605

CANTV 3Q05 Earnings Commentary – October 26, 2005	NYSE: VNT	13

Cash flow data

For the nine-month period ended September 30, 2005 and 2004

(Adjusted for inflation and expressed in millions of constant bolivars as of September 30, 2005, and millions of US dollars)

	Bs. 2005	Bs. 2004	US$ 2005	US$ 2004
		(Restated)		(Restated)
Operating activities:
Net income (loss)	(145,341)	371,293	(68)	173
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) loss from net monetary position	(50,443)	47,190	(23)	22
Exchange gain, net	(29,643)	(387)	(14)	—
Gain in sale of investments	(88,462)	—	(41)	—
Depreciation and amortization	834,293	824,581	388	383
Deferred income tax (benefit)	(176,067)	(98,968)	(82)	(46)
Provision for uncollectibles	51,129	72,802	24	34
Provision for inventories obsolescence	10,330	28,291	5	13
Provision for legal and tax contingencies	75,508	58,396	35	27
Provision for pension contingency	645,777	—	300	—
Changes in current assets and liabilities	(194,700)	(130,623)	(91)	(61)
Changes in non-current assets and liabilities	103,467	20,274	49	10

Net cash provided by operating activities	1,035,848	1,192,849	482	555

Investing activities:
Acquisition of information systems, net of disposals	(102,076)	3,074	(47)	1
Acquisition of property, plant and equipment, net of disposals	(493,157)	(378,990)	(230)	(176)

Net cash used in investing activities	(595,233)	(375,916)	(277)	(175)

Free cash flow	440,615	816,933	205	380
Financing activities:
Proceeds from borrowings	74,509	—	34	—
Payments of debt	(247,703)	(259,538)	(115)	(120)
Dividend payments	(436,386)	(635,573)	(203)	(296)
Assignment of shares for the workers benefit fund	5,735	967	3	—

Net cash used in financing activities	(603,845)	(894,144)	(281)	(416)

(Decrease) increase in cash and temporary investments before loss in purchasing power of cash and temporary investments and foreign exchange gain of cash and temporary investments	(163,230)	(77,211)	(76)	(36)
Loss in purchasing power of cash and temporary investments	(135,874)	(85,717)	(63)	(40)
Foreign exchange gain of cash and temporary investments	30,628	32,544	14	15

Decrease in cash and temporary investments	(268,476)	(130,384)	(125)	(61)

Cash and temporary investments:
Beginning of the period	1,107,929	1,038,391	515	483

End of the period	839,453	908,007	390	422

CANTV 3Q05 Earnings Commentary – October 26, 2005	NYSE: VNT	14

Reconciliation of Non-GAAP financial measures

(In millions of constant bolivars as of September 30, 2005)

For the quarters ended September 30, 2005 and 2004		Bs. 2005	Bs. 2004	US$ 2005	US$ 2004
			(Restated)		(Restated)
EBITDA
Net income (loss)		(437,114)	158,047	(203)	74
Plus: Income tax (benefit)		(149,190)	(18,017)	(70)	(9)
Plus: Minority interest		(376)	(475)	—	—
Minus: Other income (expense), net		23,688	(18,048)	11	(8)
Plus: Depreciation and amortization		310,103	236,593	144	110

EBITDA		(300,265)	394,196	(140)	183
EBITDA Margin
EBITDA	=	(300,265)	394,196	(140)	183

Total operating revenues		1,303,630	1,174,401	606	546
EBITDA Margin		(23%)	34%	(23%)	34%

For the nine-month period ended September 30, 2005 and 2004		Bs. 2005	Bs. 2004	US$ 2005	US$ 2004
			(Restated)		(Restated)
EBITDA
Net income (loss)		(145,341)	371,293	(68)	173
Plus: Income tax (benefit)		(80,554)	(48,428)	(37)	(23)
Plus: Minority interest		101	1,095	—	1
Minus: Other income (expense), net		210,707	(27,971)	98	(13)
Plus: Depreciation and amortization		834,293	824,581	388	383

EBITDA		397,792	1,176,512	185	547
EBITDA Margin
EBITDA	=	397,792	1,176,512	185	547

Total operating revenues		3,741,728	3,320,413	1,740	1,544
EBITDA Margin		11%	35%	11%	35%
Cash Earnings
Net income (loss)		(145,341)	371,293	(68)	173
Plus: (Gain) loss from net monetary position		(50,443)	47,190	(23)	22
Plus: Exchange gain, net		(29,643)	(387)	(14)	—
Plus: Gain in sale of investments		(88,462)	—	(41)	—
Plus: Depreciation and amortization		834,293	824,581	388	383
Plus: Deferred income tax (benefit)		(176,067)	(98,968)	(82)	(46)
Plus: Provision for uncollectibles		51,129	72,802	24	34
Plus: Provision for inventories obsolescence		10,330	28,291	5	13
Plus: Provision for legal and tax contingencies		75,508	58,396	35	27
Plus: Provision for pension contingency		645,777	—	300	—

Cash Earnings		1,127,081	1,303,198	524	606
Free Cash Flow
Net cash provided by operating activities		1,035,848	1,192,849	482	555
Minus: Net cash used in investing activities		(595,233)	(375,916)	(277)	(175)

Free cash flow		440,615	816,933	205	380

As of September 30, 2005 and December 31, 2004		September 30, 2005	December 31, 2004	US$ 2005	US$ 2004
			(Restated)		(Restated)
Net Cash Position
Cash and temporary investments		839,453	1,107,929	390	515
Minus: Short-term debt		41,538	189,234	19	88
Minus: Long-term debt		65,689	103,581	31	48

Net cash position		732,226	815,114	340	379

CANTV 3Q05 Earnings Commentary – October 26, 2005	NYSE: VNT	15

INITIAL ASSESSMENT OF ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

As announced in our second quarter 2005 earnings release, Cantv is required to adopt International Financial Reporting Standards (IFRS) beginning January 1, 2006 pursuant to Resolution No. 157-2004 issued by Comisión Nacional de Valores (CNV) (the Venezuelan Securities Commission) in December 2004.

First quarter 2006 will be the first report under IFRS to be presented. Balance sheet as of December 31, 2004 is the base-year for the transition to IFRS.

Applicable changes to Cantv under IFRS

The main changes required to be made in connection with the adoption of IFRS and related International Accounting Standards (IAS) are described as follows:

1)	IFRS 1 – First-time Adoption of International Financial Reporting Standards

Immediate recognition of all cumulative actuarial gains and losses at the date of transition to IFRS are permitted for a first-time adopter.

Cumulative net actuarial gain as of December 31, 2004 to be recognized will be Bs. 154.5 billion. Recognition of actuarial gains in pension benefit obligation will create an asset related to the excess of fair value of pension plan assets over the Projected benefit obligation of Bs. 95.3 billion as of December 31, 2004.

2)	IAS 12 – Income Taxes

Recognition of a deferred tax in accordance to IAS 12 is required. As of December 31, 2004, in compliance with the provisions from the Venezuelan Statement of Accounting Principle No. 3 (DPC 3): “Accounting for Income Taxes” effective until December 31, 2004, deferred tax was not recognized. However, in March 2005, a new DPC 3 was issued and a deferred tax was recognized in Cantv’s financial statements consistent with IAS 12.

3)	IAS 29 – Financial Reporting in Hyperinflationary Economies

Inflation adjustment requirements in accordance to Venezuelan Statement of Accounting Principle (DPC 10): “Standards for the Preparation of Financial Statements Adjusted for Inflation” is replaced by IAS 29, establishing certain conditions to determine if an economy is hyperinflationary for the recognition of the effects of inflation in the financial statements. DPC 10 establishes a threshold of an annual two-digit inflation rate for the recognition of its effects. No official pronouncement of the Venezuelan hyperinflationary status has been issued by the IFRS Board. “Preliminary and Unaudited” financial statements as of December 31, 2004 produced in accordance to IFRS do not contemplate inflation adjustment for the year 2004 and forward.

4)	IAS 39 – Financial Instruments: Recognition and Measurement

The 1.12% investment in INTELSAT is required to be recorded at its fair value under IAS 39. This investment was sold in the first quarter of 2005. Under Venezuelan DPC 15: Accounting for Investments, investors may elect to classify and record investments at cost or fair value depending on the intention to hold or negotiate them. As of December 31, 2004, the Intelsat investment will be recorded at its adjusted for inflation cost.

5)	IAS 27 – Consolidated and Separate Financial Statements

Minority interests will be presented as part of net equity under IAS 27 instead of a separate component between liability and equity.

CANTV 3Q05 Earnings Commentary – October 26, 2005	NYSE: VNT	16

6)	IAS 1 – Presentation of Financial Statements

Non-current assets and liabilities will be presented before current assets and liabilities.

Reconciliation of Stockholders’ Equity

A summary of the 2004 year end Stockholders’ equity with the “Preliminary and Unaudited” adjustments made to conform equity previously reported in the audited financial statements under Venezuelan GAAP to IFRS is presented as follows:

Figure 14 - Reconciliation of Stockholders’ Equity

(in billions of Bs.)	2004
Stockholders’ Equity under VenGAAP	4,124.9
(1) Pension plan and postretirement benefits (IFRS 1)	154.5
(2) Deferred taxes (IAS 12)	414.0
(3) Effect of inflation adjustment (IAS 29)	(673.1)
(4) Valuation of investments available for sale (IAS 39)	49.9
(5) Minority interests, net (IAS 27)	4.5

Stockholders’ Equity under IFRS	4,074.7

Net impact in components of Balance Sheet

The Company’s initial assessment on the transition balance sheet was prepared based on management’s best knowledge about the standards and interpretations to be applicable in the future once Cantv adopts IFRS, and based on current facts and circumstances which may change, therefore this assessment is considered as preliminary. For instance, the IFRS Board may issue new standards or interpretations and modify the existing ones, CNV may modify its standards and rules or the Company’s management may change its accounting policies. Based on this, preliminary and unaudited balance sheet data as of December 31, 2004 is subject to additional adjustments until Cantv issues its complete set of primary financial statements and footnotes according to IFRS.

The net impact in the transition balance sheet components as of December 31, 2004 under IFRS “Preliminary and Unaudited” compared to the previously audited under VenGAAP, is summarized as follows:

Figure 15 - Net impact in components of Balance Sheet

(in billions of Bs.)	VenGAAP balance	Adjustments to IFRS	IFRS balance	Net increase (decrease)

Assets	6,606.7	(131.8)	6,474.9	(2.0%)

Liabilities	2,480.3	(77.1)	2,403.2	(3.1%)

Retained Earnings	1,283.6	365.9	1,649.5	28.5%

Stockholders’ Equity	4,124.9	(50.2)	4,074.7	(1.2%)

The impacts resulting from the adoption of IFRS on 2005 Cantv’s financial statements will be presented in February 2006, covering additional issues and impacts including the recognition of DPC 3 and other.

CANTV 3Q05 Earnings Commentary – October 26, 2005	NYSE: VNT	17

COMPANY PROFILE

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with over 3 million fixed access lines in service, over 4 million mobile subscribers and almost 262 thousand broadband subscribers as of September 30, 2005. The Company’s principal strategic stockholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major stockholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 6.8% (Class C Shares) and the remaining 58.1% of the capital stock is held by public and other stockholders.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS:

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

GLOSSARY OF KEY TERMS

ADSL:	Asymmetrical Digital Subscriber Lines.

ARPU:	Average monthly revenue per user excluding terminal equipment sales, taxes and late-payment charges.

Bundled minutes:	Actual minutes used by the customer within the minutes allowed under variously priced monthly customer tariff plans that include a maximum number of allowed minutes within the monthly tariff.

Capital expenditures (CAPEX):	Net cash used in investing activities, including acquisition of property, plant and equipment and information systems

Cash earnings:	Net income adjusted for non cash items or adjustments to reconcile net income (loss) to net cash provided by operating activities.

EBITDA:	Earnings before interest, taxes, depreciation and amortization, equivalent to operating income plus depreciation and amortization.

EBITDA margin:	EBITDA as a percent of total operating revenue.

EPADS:	Earnings per ADS.

Free cash flow (FCF):	Cash flow from operating activities minus cash used in investing activities.

IXC:	Interconnection.

Net cash position:	Cash and temporary investments minus short-term and long-term debt.

SMS:	Short text mobile messaging service.

Total debt:	Short-term plus long-term debt.

Unbundled minutes:	Minutes in excess of the limits set forth in a specific monthly customer tariff plan that are billed to the customer on a per minute basis in addition to the basic monthly tariff plan that the customer has selected.

CANTV 3Q05 Earnings Commentary – October 26, 2005	NYSE: VNT	18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ ARMANDO YAÑES
Armando Yañes
Chief Financial Officer

Date: November 1, 2005